FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.

Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                 Chief Financial Officer
                 Teva Pharmaceutical Industries Ltd.
                 (011) 972-2-589-2840
             George Barrett
                 President and CEO
                 Teva North America
                 (215) 591-3030
             Dorit Meltzer
                 Director, Investor Relations
                 Teva Pharmaceutical Industries Ltd.
                 (011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES TENTATIVE APPROVAL OF FEXOFENADINE HCl TABLETS

Jerusalem, Israel, July 20, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's ANDA for Fexofenadine Hydrochloride Tablets, 30 mg, 60 mg and 180 mg.

Teva's Fexofenadine HCl Tablets are the AB-rated generic equivalent of Aventis' antihistamine Allegra® Tablets, a product indicated for treatment of allergic rhinitis and chronic idiopathic urticaria.

Teva is currently involved in Paragraph IV litigation with Aventis concerning this product in the U.S. District Court for the District of New Jersey.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: ___/s/ Dan Suesskind_____
     Name: Dan Suesskind
     Title: Chief Financial Officer

Date: July 20, 2005